Prospectus Supplement No. 5                     Filed Pursuant To Rule 424(b)(3)
To Prospectus Dated February 11, 2000           Registration No. 333-95935

                                 $500,000,000

                          EXODUS COMMUNICATIONS, INC.

       4 3/4% Convertible Subordinated Notes Due July 15, 2008 and 14,203,400 shares of Common Stock Issuable Upon Conversion of the Notes

                              -------------------

    This prospectus supplement relates to the resale by the holders of 4 3/4% Convertible Subordinated Notes due March 15, 2008 of Exodus Communications, Inc. and the shares of common stock of Exodus issuable upon the conversion of the notes.

    This prospectus supplement should be read in conjunction with the prospectus dated February 11, 2000 and the prospectus supplements dated April 10, 2000, May 25, 2000, September 18, 2000 and November 27, 2000 which are to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus.

Recent Developments

Acquisition of GlobalCenter.   On January 10, 2001, we completed our acquisition
of GlobalCenter from Global Crossing Ltd., pursuant to an Agreement and Plan of Merger dated as of September 28, 2000. GlobalCenter is now a wholly-owned subsidiary of Exodus. Pursuant to the merger agreement, each share of GlobalCenter common stock was converted into the right to receive .4632 of a share of our common stock and cash in lieu of fractional shares. We issued approximately 108 million shares of our common stock in exchange for shares of GlobalCenter common stock. As a result, Global Crossing acquired beneficial ownership of approximately 20% of our outstanding common stock. The combined pro forma annualized recurring revenue run rate of Exodus and GlobalCenter was approximately $1.0 billion (as of June 30, 2000 assuming the Exodus customer backlog is installed and combined with the current installed customer base). As a result of the merger the combined company has 32 Internet Data Centers totaling approximately 2.6 million gross square feet, almost 4,000 customers, and strategic partners that include Cisco, Compaq, Dell, Inktomi, Microsoft, Oracle, Softbank and Sun Microsystems.

    The information in the table appearing under the heading "Selling Holders" in the prospectus is superseded in part by the information appearing in the table below.


-------------------------------------------------------------------------------------------
      Name           Principal Amount of    Common Stock     Common    Common Stock Owned
                      Notes Beneficially   Owned Prior to     Stock     After Completion
                      Owned and Offered     the 0ffering     Offered    of the Offering
                                              (1) (2)         (2)
-------------------------------------------------------------------------------------------
  McMahan Securities       250,000              7,101        7,101              0
      Co. L.P.

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

(1) Includes common stock into which the notes are convertible.

(2) Assumes a conversion rate of 28.4068 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

    Investing in our common stock or our convertible subordinated notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on Page 4 of this prospectus and those contained in documents incorporated by reference into this prospectus.

                              -------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

                              -------------------

    The date of this prospectus supplement is January 23, 2001.